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Milan

Mr. Kevin Woody

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Merus N.V.

Form F-1

Filed December 27, 2018

File No. 333-229044

Dear Mr. Woody:

On behalf of Merus N.V., a Dutch public company with limited liability (the “Company”), we are transmitting this letter in response to a comment received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated February 8, 2019 with respect to the Company’s Form F-1 filed on December 27, 2018. The bold and numbered paragraph below corresponds to the numbered paragraph in the Staff’s letter and is followed by the Company’s response.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE, page 187

1.     As you know, we are reviewing you Form 20-F for the year ended December 31, 2017, and have issued comments in connection with that review. Please confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comments on the Form 20-F. In addition, please note that we will not be in a position to declare the registration statement effective until you have resolved all comments raised on the Form 20-F.

April 3, 2019

Response: The Company acknowledges the Staff’s comment and advises the Staff that on February 13, 2019 the Staff informed the Company by letter that it had completed its review of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2017 (the “20-F”). The Company further advises the Staff that no changes were made to the 20-F in response to the Staff’s comments.

Please do not hesitate to contact me at (617) 880-4540 with any questions or comments you may have regarding this response.

Very truly yours,

/s/ Jennifer A. Yoon
Jennifer A. Yoon of LATHAM & WATKINS LLP

cc:	Ton Logtenberg, Chief Executive Officer, Merus N.V.

Peter B. Silverman, General Counsel, Merus N.V.

Peter N. Handrinos, Latham & Watkins LLP